SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: April 30, 2001

THE MONTANA POWER COMPANY
(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana	**59701-9394**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**

Exhibit Index is found on page 10.

ITEM 2. Disposition of Properties

Disposition of Coal Businesses

On September 15, 2000, our wholly subsidiary, Entech, Inc., entered into a Stock Purchase Agreement with Westmoreland Coal Company, a Delaware corporation. Pursuant to the Stock Purchase Agreement, Westmoreland agreed to purchase from us the companies comprising our coal businesses. In connection with structuring its acquisition, in April 2001, Westmoreland assigned its right to purchase two of our coal business subsidiaries – Western Energy Company and Northwestern Resources Co. – to Westmoreland's wholly owned subsidiary, Westmoreland Mining LLC.

This transaction closed on April 30, 2001, with a purchase price of $138,000,000, subject to customary closing and to post-closing adjustments. The amount of consideration received for our coal businesses was arrived at through negotiations with Westmoreland.

At its Rosebud Mine near Colstrip, Montana, in the northern Powder River Basin, Western Energy surface-mines coal and, after crushing, sells it without further preparation. Rosebud Mine's primary customers are the owners of the four mine-mouth units in Colstrip.

Northwestern Resources' Jewett Mine, located in central Texas, supplies surface-mined lignite under a long-term lignite sale agreement to the two electric generating units located adjacent to the mine. Reliant Energy owns these electric generating units.

For accounting purposes, in our historical Consolidated Statements of Income for 1999 and 2000 as reported in our 2000 Annual Report on Form 10-K, we have separately reported net income after income taxes from coal operations in income from discontinued operations for all periods presented to reflect the reclassification of these operations as discontinued. With respect to our historical Consolidated Balance Sheet at December 31, 2000 as reported in our 2000 Annual Report on Form 10-K, we have netted assets and liabilities of coal operations in "Current assets," under "Investment in discontinued coal operations."

For purposes of preparing our pro forma financial position as of December 31, 2000, we adjusted the $138,000,000 purchase price and presented net pro forma cash proceeds of approximately $126,300,000, representing the purchase price of $138,000,000 reduced by approximately $8,200,000 – representing estimated purchase-price adjustments through April 30, 2001 that will be finalized after the closing – and approximately $3,500,000 in transaction costs. Consistent with the provisions of the Stock Purchase Agreement, we have recorded income from our discontinued coal operations from January 2001 through April 2001 as consideration for the purchase-price adjustments and will treat this amount of income as a purchase-price reduction.

We have recorded a gain, reflected as a credit to retained earnings on the Pro Forma Consolidated Balance Sheet, of approximately $25,800,000. This gain represents $126,300,000 in net cash realized from the sale less our investment in the discontinued coal businesses. Our investment consists of $93,900,000 in the equity of the coal businesses sold less approximately $6,600,000 relating to various assets and liabilities that were retained by the Registrant.

For further information on this sale, the terms and events leading to this sale, and the accounting implications of the transaction, see the following sections of our 2000 Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on April 10, 2001: (a) Part I, Item 1, "Business, Decision to Restructure Our Business, Pending Sale of Coal Businesses"; (b) Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations"; and (c) Part II, Item 8, "Financial Statements and Supplementary Data, Note 2, Decision to Sell Energy Businesses," under "Continuing/Discontinued Operations" and "Status of Sales of Remaining Energy Businesses, Pending Sale of Coal Operations." Additional information with respect to this transaction is included in the press release that we issued on April 30, 2001, excerpts from which are attached as Exhibit 99.

ITEM 7. Financial Statements and Exhibits

(b)   Unaudited Pro Forma Financial Information

We disclosed the execution of the Stock Purchase Agreement with Westmoreland on a Form 8-K filed with the SEC on September 20, 2000. In addition, we included the Stock Purchase Agreement as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed with the SEC on November 14, 2000.

The following unaudited Pro Forma Consolidated Financial Information illustrates the effects of the disposition of the coal businesses discussed in Item 2 on our financial position. We afforded our coal operations discontinued operations accounting treatment effective September 14, 2000 and, in our 2000 Annual Report on Form 10-K, we separately reported net income after income taxes from coal operations in "Income from discontinued coal operations" for all periods presented to reflect the reclassification of these operations as discontinued. Because our historical Consolidated Statements of Income for 1999 and 2000 as reported in our 2000 Annual Report on Form 10-K already reflect results of operations for our coal businesses in "Income from discontinued coal operations," we have not included in this Form 8-K Pro Forma Consolidated Statements of Income for 1999 and 2000.

Without $37,400,000 of income from discontinued coal operations in 1999, net of applicable income taxes, our basic earnings per share would have decreased $0.34 per share – from $1.34 per share to $1.00 per share – and our diluted earnings per share would have decreased $0.34 per share – from $1.33 per share to $0.99 per share. Without $31,897,000 of income from discontinued coal operations in 2000, net of applicable income taxes, our basic earnings per share would have decreased $0.31 per share – from $1.86 per share to $1.55 per share – and our diluted earnings per share would have decreased $0.30 per share – from $1.84 per share to $1.54 per share.

The Pro Forma Consolidated Balance Sheet at December 31, 2000 was prepared as if the sale occurred on December 31, 2000. We netted assets and liabilities of coal operations in "Current assets," under "Investment in discontinued coal operations," on our historical Consolidated Balance Sheet at December 31, 2000. Therefore, we have reflected the difference between the net pro forma cash proceeds of approximately $126,300,000 and the investment in discontinued coal operations of approximately $93,900,000, reduced by a total of approximately $6,600,000 to reflect other assets and liabilities retained by the Registrant, as a credit to retained earnings of approximately $25,800,000 on the Pro Forma Consolidated Balance Sheet.

None of the Pro Forma Consolidated Financial Information includes any returns that we might have earned on the sales proceeds.

The unaudited Pro Forma Consolidated Financial Information is presented for illustrative purposes only and does not purport to (i) represent what our financial position would have been had the transaction described in fact occurred on the date indicated, or (ii) project our financial position for any future period or date. The pro forma adjustments are based on available information that we believe is reasonable under the circumstances.

The following unaudited Pro Forma Consolidated Financial Information should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2000, including footnotes, as contained in our 2000 Annual Report on Form 10-K filed with the SEC on April 10, 2001.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
THE MONTANA POWER COMPANY AND SUBSIDIARIES

ASSETS

	Actual December 31, 2000[A]	Pro Forma Adjustments (Note 1)	Pro Forma Results December 31, 2000
	(Thousands of Dollars)		
CURRENT ASSETS:			
Cash and cash equivalents	$ 118,417	$ 126,302	$ 244,719
Accounts receivable, net of allowance for doubtful accounts of $11,500	300,298	-	300,298
Materials and supplies (principally at average cost)	16,446	-	16,446
Prepayments and other assets	71,806	43	71,849
Deferred income taxes	17,738	319	18,057
Investment in discontinued coal operations	93,870	(93,870)	-
	618,575	32,794	651,369
PROPERTY, PLANT AND EQUIPMENT:			
Utility plant, less accumulated depreciation, depletion, and amortization	1,083,611	-	1,083,611
Nonutility plant, less accumulated depreciation and amortization	613,175	-	613,175
	1,696,786	-	1,696,786
OTHER ASSETS:			
Intangibles, net of amortization	152,409	-	152,409
Telecommunications investments	30,448	-	30,448
Other investments	66,495	-	66,495
Regulatory assets related to income taxes	60,423	-	60,423
Regulatory assets – other	142,434	-	142,434
Deferred income taxes	21,419	-	21,419
Other	27,805	5	27,810
	501,433	5	501,438
TOTAL ASSETS	$2,816,794	$ 32,799	$2,849,593

[A] As reported in the Registrant’s 2000 Annual Report on Form 10-K, filed with the SEC on April 10, 2001.

The accompanying notes are an integral part of these financial statements.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
THE MONTANA POWER COMPANY AND SUBSIDIARIES

LIABILITIES AND SHAREHOLDERS' EQUITY

	Actual December 31, 2000[(A)]	Pro Forma Adjustments (Note 1)	Pro Forma Results December 31, 2000
	(Thousands of Dollars)		
CURRENT LIABILITIES:			
Accounts payable..	$ 206,924	–	$ 206,924
Dividends payable..	1,456	–	1,456
Income taxes payable.....................................	104,093	4,148	108,241
Other taxes payable......................................	41,054	–	41,054
Regulatory liability – oil and natural gas sale.......	32,549	–	32,549
Current portion of deferred revenue...................	45,771	–	45,771
Short-term borrowing.....................................	75,000	–	75,000
Long-term debt due within one year...................	169,054	–	169,054
Interest accrued...	5,679	–	5,679
Other current liabilities...............................	38,422	631	39,053
	720,002	4,779	724,781
LONG-TERM LIABILITIES:			
Investment tax credits.................................	13,163	–	13,163
Deferred revenue...	235,578	–	235,578
Regulatory liability – net proceeds from the generation sale in excess of book value.............	214,887	–	214,887
Other deferred credits..................................	94,689	–	94,689
	558,317	–	558,317
LONG-TERM DEBT:			
Long-term debt...	309,463	2,268	311,731
Company obligated mandatorily redeemable preferred securities of subsidiary trust which holds solely company junior subordinated debentures...	65,000	–	65,000
	374,463	2,268	376,731
SHAREHOLDERS' EQUITY:			
Preferred stock..	57,654	–	57,654
Common stock (240,000,000 shares without par value authorized; 110,358,934 shares issued)..............	705,157	–	705,157
Treasury stock (6,616,000 shares authorized, issued, and repurchased by the Company).....................	(205,656)	–	(205,656)
Unallocated stock held by trustee for retirement savings plan............................	(17,227)	–	(17,227)
Retained earnings.......................................	624,118	25,752	649,870
Accumulated other comprehensive loss.................	(34)	–	(34)
	1,164,012	25,752	1,189,764
CONTINGENCIES AND COMMITMENTS			
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............	$2,816,794	$ 32,799	$2,849,593

[(A)] As reported in the Registrant's 2000 Annual Report on Form 10-K, filed with the SEC on April 10, 2001.

The accompanying notes are an integral part of these financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The accompanying Pro Forma Consolidated Financial Information at December 31, 2000 is unaudited. This financial information does not contain the detail or footnote disclosure concerning accounting policies and other matters that would be included in full fiscal year financial statements.

NOTE 1 – PRO FORMA CONSOLIDATED BALANCE SHEET

We have netted assets and liabilities of coal operations in "Current assets," under "Investment in discontinued coal operations," on our historical Consolidated Balance Sheet at December 31, 2000. Our pro forma adjustments at December 31, 2000, therefore, represent the elimination of the net assets of our coal businesses. We have included the following adjustments:

<u>Cash Adjustments</u>

We adjusted cash by a total of $126,300,000 to reflect the following:

- purchase price of $138,000,000

- less approximately $8,200,000 – representing estimated purchase-price adjustments through April 30, 2001 that will be finalized after the closing – and approximately $3,500,000 in transaction costs.

Consistent with the provisions of the Stock Purchase Agreement, we have recorded income from our discontinued coal operations from January 2001 through April 2001 as consideration for the purchase-price adjustments and will treat this amount of income as a purchase-price reduction.

<u>Other Adjustments</u>

The increases of $43,000 in "Prepayments and other assets," $319,000 in "Deferred income taxes," $5,000 in "Other" assets, $631,000 in "Other current liabilities," and $2,268,000 in "Long-term debt" represent adjustments relating to the Employee Stock Ownership Plan that will remain with the Registrant.

The $4,148,000 increase in "Income taxes payable" reflects the income tax liability of $3,128,000 relating to the coal businesses that will remain with the Registrant and the $1,020,000 income tax liability resulting from our gain on the sale.

<u>Investment in Discontinued Coal Operations</u>

The decrease of approximately $93,900,000 in "Investment in discontinued coal operations" represents the net assets, or equity, of our discontinued coal operations.

<u>Retained Earnings</u>

The difference between the net pro forma cash proceeds of approximately $126,300,000 and the investment in discontinued coal operations represents the after-tax gain of approximately $25,800,000 on the sale of our coal businesses. Our investment in the discontinued coal operations consists of approximately $93,900,000 in equity reduced by the total amount of the assets and liabilities retained by the Registrant, as discussed in "Other Adjustments" above.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. See Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE MONTANA POWER COMPANY
(Registrant)

By   /s/ J.P. Pederson
     J.P. Pederson
     Vice Chairman and Chief
       Financial Officer

Dated: May 14, 2001

Exhibit Index

Exhibit   **Page**

99   Press Release, "Montana Power Completes Sale of Coal Business
        to Westmoreland."   11

Exhibits Incorporated by Reference

		Previous Filing	Previous Exhibit Designation
10	Stock Purchase Agreement	1-4566 Form 10-Q for the Quarter Ended September 30, 2000 (filed November 14, 2000)	10 (b)
		1-4566 Form 10-Q/A for the Quarter Ended September 30, 2000 (filed April 9, 2001)	10 (b)

Exhibit 99

EXCERPTS FROM PRESS RELEASE DATED APRIL 30, 2001

MONTANA POWER COMPLETES SALE OF COAL BUSINESS TO WESTMORELAND

BUTTE (April 30, 2001) –– The Montana Power Company (NYSE:MTP) announced today the closing of the sale of its coal business to Westmoreland Mining LLC, a wholly owned subsidiary of Westmoreland Coal Company (AMEX: WLB) for $138 million in cash. The operations, which include Western Energy Company, Colstrip, Montana, and Northwestern Resources Co., Jewett, Texas, produced approximately 19 million tons of coal in 2000.

Western Energy owns and operates the Rosebud Mine located in the Northern Powder River Basin. Approximately 90 percent of Western's production is sold under long-term contracts to the owners of the four, mine-mouth Colstrip power plant units. In 2000, the Rosebud Mine produced and sold 10.4 million tons of coal.

Northwestern Resources, which owns and operates the Jewett Mine in Central Texas, produced and sold 8.2 million tons last year. Production from the Jewett Mine is sold under a long-term contract to Reliant Energy, the owner of a two-unit Limestone power production facility adjacent to the mine.

For Montana Power, the conclusion of the coal transaction follows those of oil and gas and independent power, leaving only the electric and natural gas transmission and distribution utility to close later this year. Some $1.3 billion pretax in proceeds from the sale of the four energy businesses is being invested in TOUCHAMERICA.

The Montana Power Company is a diversified investor-owned electric and natural gas utility that is transforming itself into a national broadband information transport company under TOUCHAMERICA, for now its telecommunications subsidiary. TOUCHAMERICA's fiber-optic network, which will reach 26,000 route miles this year, employs the most advanced telecommunications technology available today. TOUCHAMERICA and The Montana Power Company are based in Butte, Montana.

Forward-looking information is subject to risk and uncertainty. Portions of this press release may constitute "forward-looking statements" as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.